UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

May 23, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1934

PHH Corporation
File No. 001-07797 CF# 21843

PHH Corporation submitted an application under rule 24b-2 requesting confidential treatment for information it excluded from an Exhibit to a Form 8-K filed on March 24, 2008.

Based on representations by PHH Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1   through April 30, 2009

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel